SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                  Agrium, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Shares, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    008916108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Jane Beatty
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-6178
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                March 16, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.  Name of Reporting Person:
     Ontario Teachers' Pension Plan Board

 2.  Check the Appropriate Box if a Member of a Group:  (a)  |_|

                                                        (b)  |_|
 3.  SEC Use Only

 4.  Source of Funds: 00-Other

 5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

 6.  Citizenship or Place of Organization:  Ontario, Canada

         Number of          7.  Sole Voting Power:  7,319,744
           Shares
         Beneficially       8.  Shared Voting Power:  -0-
          Owned By
            Each            9.  Sole Dispositive Power:  7,319,744
          Reporting
           Person          10.  Shared Dispositive Power:  -0-
             With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  7,319,744

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  |_|

13.  Percent of Class Represented by Amount in Row (11):  6.6%

14.  Type of Reporting Person:  EP

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D Statement dated December 29, 1997, as amended by Amendment No. 1 dated April 27, 1998, as amended by Amendment No. 2 dated January 7, 1999, as amended by Amendment No. 3 dated February 25, 1999 and as amended by Amendment No. 4 dated October 26, 1999(the "Schedule 13D"), relating to the Common Stock, $.01 par value (the "Stock"), of Agrium, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a)-(c) This Schedule 13D is being filed by Teachers. Teachers is sometimes hereinafter referred to as the "Reporting Person."

     Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers are as follows:


                                           Residence or                         Principal Occupation
         Name                            Business Address                           Employment
         ----                            ----------------                           ----------
Claude Lamoureux                      5650 Yonge Street                      President and Chief Executive Office
                                      5th Floor                              of Teachers
                                      Toronto, Ontario
                                      M2M 4H5

Robin Korthals                        121 King Street West                   Retired Financial Executive
(Chairperson)                         Suite 2525
                                      Toronto, Ontario
                                      M5H 3T9

Jalynn Bennett                        247 Davenport Road                     President of Jalynn H. Bennett
(Director)                            Suite 303                              Associates, a strategic planning
                                      Toronto, Ontario                       consulting firm whose principal
                                      M5R 1J9                                business address and office are the
                                                                             same as for Ms. Bennett

David Lennox                          55 Lombard Street                      Retired Secretary for Ontario Public
(Director)                            Suite 413                              School Teachers' Federation, a
                                      Toronto, Ontario                       teachers' union
                                      M5C 2R7

Ann Finlayson                         440 Markham Street                     Self-employed journalist, speaker,
(Director)                            Toronto, Ontario                       freelance editor and consultant
                                      M6G 2L2

Lucy Greene                           1736 Caughey Lane                      Retired Human Resources Executive for
(Director)                            Penetang, Ontario                      Sun Life Assurance Company of Canada
                                      L9M 1X4

Geof Clarkson                         P.O.  Box 251                          Retired Partner with Ernst & Young
(Director)                            Toronto-Dominion Centre
                                      Toronto, Ontario
                                      M5K 1J7

Gary Porter                           820-439 University Ave.                Self-employed Chartered Accountant
(Director)                            Toronto, Ontario
                                      M5G 1Y8

Ralph Lean, Q.C.                      Cassels Brock & Blackwell              Corporate & Commerical Lawyer
(Director)                            40 King Street West
                                      Suite 2100
                                      Toronto, Ontario
                                      M5H 3C2


John S. Lane, C.F.A.                  77 Dawlish Avenue                      Retired Senior Vice President,
(Director)                            Toronto, Ontario                       Investments Sun Life Assurance
                                      M4N 1H2                                Company of Canada

Robert Bertram                        5650 Yonge Street                      Executive Vice President, Investments of
                                      5th Floor                              Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Allan Ressor                          5650 Yonge Street                      Executive Vice President, Member Services
                                      5th Floor                              and Chief Information Officer of
                                      Toronto, Ontario                       Teachers
                                      M2M-4H5

John Brennan                          5650 Yonge Street                      Vice President, Human Resources and
                                      5th Floor                              Public Affairs of Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Andrew Jones                          5650 Yonge Street                      Vice President, Finance of Teachers
                                      5th Floor
                                      Toronto, Ontario
                                      M2M-4H5

Peter Maher                           5650 Yonge Street                      Vice President, Internal Audit of
                                      5th Floor                              Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Roger Barton                          5650 Yonge Street                      Vice President, General Counsel and
                                      5th Floor                              Secretary of Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Rosemarie McClean                     5650 Yonge Street                      Vice President, Client Services of
                                      5th Floor                              Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Morgan McCague                        5650 Yonge Street                      Vice President, Quantitative
                                      5th Floor                              Investments of Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Neil Petroff                          5650 Yonge Street                      Vice President, International Equity,
                                      5th Floor                              Fixed Income and Foreign Exchange of
                                      Toronto, Ontario                       Teachers
                                      M2M-4H5

Brian Gibson                          5650 Yonge Street                      Vice President, Equities of Teachers
                                      5th Floor
                                      Toronto, Ontario
                                      M2M-4H5

Michael Lay                           5650 Yonge Street                      Vice President, Merchant Banking of
                                      5th Floor                              Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Brian Muzyk                           5650 Yonge Street                      Vice President, Real Estate of Teachers
                                      5th Floor
                                      Toronto, Ontario
                                      M2M-4H5

Leo de Bever                          5650 Yonge Street                      Vice President, Research & Economics
                                      5th Floor                              of Teachers
                                      Toronto, Ontario
                                      M2M-4H5

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each the directors and the executive officers of Teachers are citizens of Canada.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Person to purchase shares of the Stock are as follows:

 SOURCE OF FUNDS                              AMOUNT OF FUNDS
 Pension Fund Assets                         114,796,158.38(1)

     (1) This figure represents the total amount expended by Teachers for all purchases of shares of the Stock. For shares of Stock purchased on or before December 19, 1997, Canadian dollar amounts are converted to U.S. dollar amounts based on the exchange rate for December 19, 1997. For all purchases after December 19, 1997 to the date of this Amendment, the exchange rate on the date of such purchase is used.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) At the close of business on March 17, 2000, Teachers beneficially owned 7,319,744 shares of Stock pursuant to Rule 13d-3 of the Act, which constitutes 6.6% of outstanding shares of Stock. On such date, Andrew Jones owned 9 shares of the Stock, which constitutes a de minimis percentage of the outstanding shares of Stock. Pursuant to publicly available information 111,631,277 shares of the Stock were outstanding as of September 27, 1999.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b) Teachers has the sole power to vote or direct the vote and to dispose or direct the disposition of 7,319,744 shares of the Stock.

     (c) During the past 60 days, the Reporting Person has purchased and sold shares of the Stock in transactions on the Toronto Stock Exchange (unless otherwise specified), as follows:


Date of Transaction      Number of      Purchase (P)        Price per
                          Shares         or Sale (S)        Share (1)
-------------------------------------------------------------------------

      1/17/00              7,000              P               10.03

      1/18/00             18,000              P               9.97

      1/18/00             21,000              P               10.00

      1/18/00             39,500              P               9.99

      1/18/00              5,000              P               9.91

      1/19/00             25,500              P               9.56

      1/19/00             17,600              P               9.57

      1/19/00             (1,100)             S               9.53

      1/19/00             (7,400)             S               9.55

      1/19/00             19,400              P               9.61

      1/19/00             (3,400)             S               9.56

      1/19/00             (1,400)             S               9.53

      1/19/00             (2,400)             S               9.53

      1/19/00             (3,300)             S               9.54

      1/20/00             25,100              P               10.03

      1/20/00               300               P               9.68

      1/20/00             42,000              P               10.03

      1/20/00             (1,700)             S               10.07

      1/20/00              (500)              S               10.14

      1/20/00             (8,700)             S               10.12

      1/20/00             (1,200)             S               10.13

      1/20/00             (3,700)             S               10.11

      1/20/00             (5,100)             S               9.98

      1/21/00            (11,400)             S               10.30

      1/21/00             (6,800)             S               10.44

      1/21/00             60,000            P (2)             8.69

      1/21/00            (30,000)             S               10.40

      1/21/00              (200)              S               10.27

      1/21/00              (200)              S               9.99

      1/21/00             (1,200)             S               10.31

      1/21/00              3,400              P               10.44

      1/24/00              7,200              P               9.80

      1/24/00             10,500              P               9.91

      1/24/00             (2,500)             S               9.75

      1/24/00             (4,400)             S               9.76

      1/25/00             (4,900)             S               10.13

      1/25/00             (1,600)             S               10.10

      1/25/00             (5,000)             S               10.10

      1/25/00              5,000              P               10.24

      1/26/00            (20,000)             S               9.95

      1/26/00             10,000              P               10.03

      1/27/00             10,000              P               9.83

      1/28/00             15,500              P               9.44

      1/31/00              1,000              P               9.01

      1/31/00              1,000              P               8.98

      2/1/00               5,000              P               9.22

      2/2/00             (10,000)             S               9.40

      2/2/00             (35,000)             S               9.37

      2/4/00               4,800              P               9.18

      2/4/00               7,200              P               9.18

      2/7/00                900               P               9.01

      2/8/00              10,000              P               9.04

      2/8/00              (3,000)             S               9.00

      2/8/00              (7,000)             S               8.96

      2/9/00             (14,300)             S               8.88

      2/9/00              (1,700)             S               8.91

      2/9/00              (2,200)             S               8.93

      2/9/00              (3,600)             S               8.91

      2/9/00              (5,400)             S               8.85

      2/10/00             22,000              P               8.71

      2/10/00             (5,100)             S               8.65

      2/10/00             (3,800)             S               8.62

      2/10/00             (1,600)             S               8.77

      2/11/00             (3,600)             S               8.44

      2/11/00             (1,000)             S               8.29

      2/11/00             (2,800)             S               8.45

      2/11/00             (3,400)             S               8.34

      2/14/00             (3,800)             S               8.41

      2/14/00             (3,700)             S               8.44

      2/14/00              (900)              S               8.27

      2/14/00              (900)              S               8.34

      2/14/00             (4,300)             S               8.37

      2/15/00              8,400              P               8.59

      2/15/00              6,600              P               8.49

      2/15/00              (900)              S               8.56

      2/15/00             (2,400)             S               8.41

      2/15/00             (1,600)             S               8.39

      2/15/00             (1,300)             S               8.46

      2/15/00             (4,800)             S               8.54

      2/15/00             (1,900)             S               8.59

      2/15/00             (2,400)             S               8.42

      2/16/00             (5,000)             S               8.56

      2/16/00             (5,600)             S               8.57

      2/16/00              (900)              S               8.53

      2/16/00             (1,600)             S               8.64

      2/16/00             (7,000)             S               8.58

      2/17/00            (14,000)             S               8.40

      2/18/00            (13,400)             S               8.40

      2/22/00             (8,400)             S               8.59

      2/22/00             (1,100)             S               8.56

      2/23/00            (10,600)             S               8.67

      2/23/00            (25,000)             S               8.69

      2/24/00             (9,400)             S               8.68

      2/25/00            (25,000)             S               9.22

      2/28/00             10,000              P               9.01

      2/29/00             (1,800)             S               8.89

      2/29/00            (12,100)             S               8.81

      2/29/00             10,000              P               8.92

      3/1/00              15,000              P               8.85

      3/2/00             (11,000)             S               8.78

      3/2/00             (72,500)             S               8.34

      3/2/00             (15,000)             S               8.61

      3/2/00              (1,000)             S               8.62

      3/2/00             (46,400)             S               8.47

      3/2/00              (7,000)             S               8.78

      3/3/00             (21,000)             S               8.35

      3/3/00              (1,000)             S               8.36

      3/3/00               (900)              S               8.39

      3/6/00               (700)              S               8.20

      3/6/00              (6,000)             S               8.17

      3/6/00              (2,600)             S               8.07

      3/6/00             (40,000)             S               8.43

      3/6/00              (2,800)             S               8.16

      3/7/00              (1,600)             S               8.05

      3/8/00             (14,200)             S               7.77

      3/10/00            (97,900)             S               6.91

      3/13/00             (8,000)             S               7.17

      3/14/00             (7,900)             S               7.43

      3/15/00            (15,300)             S               7.28

      3/15/00              (900)              S               7.18

      3/16/00            (100,000)            S               7.62

      3/16/00            (200,000)            S               7.59

      3/16/00            (100,000)            S               7.69

      3/17/00            (12,000)             S               7.30

      3/17/00            (94,200)             S               7.64


     (1) Shares were purchased and sold with Canadian dollars. The prices per share listed reflect the U.S. dollar equivalent on the date of the transaction and are net of commissions.

     (2) Purchased 60,000 shares of Stock upon exercise of 600 call option contracts. On the same date, 600 put option contracts relating to 60,000 shares of Stock expired unexercised.


     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in Item 2 herein has effected any transactions in shares of the Stock during the past 60 days.

     (d) Except as set forth herein, the Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: March 20, 2000





                                       ONTARIO TEACHERS' PENSION PLAN
                                       BOARD, an Ontario, Canada corporation


                                       By:/s/ Jane Beatty
                                          ---------------
                                          Name:  Jane Beatty
                                          Title: Legal Counsel, Investments